Exhibit 21.1

SILVERSTAR HOLDINGS, LTD. AND SUBSIDIARIES
PRINCIPAL SUBSIDIARIES
AS OF JUNE 30, 2006

Name	State of Incorporation	Conducts Business Under
First South African Holdings (Pty), Ltd.	South Africa	Same
First South Africa Management Corp.	Delaware	Silverstar Holdings
Fantasy Sports, Inc.	Delaware	Same
Silverstar Holdings, Inc.	Delaware	Same
Strategy First, Inc.	Quebec, Canada	Same